UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ALX ONCOLOGY HOLDINGS INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

00166B105

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Jason Lettmann

Chief Executive Officer

ALX Oncology Holdings Inc.

323 Allerton Avenue

South San Francisco, California 94080

Telephone: 650-466-7125

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Kenneth A. Clark

Michael E. Coke

Christina L. Poulsen

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on December 2, 2024 (the “Schedule TO”), by ALX Oncology Holdings Inc., a Delaware corporation (“ALX” or the “Company”), related to the Company’s offer to exchange (the “Offer”) certain options to purchase shares of the Company’s common stock for new options upon the terms and subject to the conditions set forth in the Disclosure Documents (as defined in the Schedule TO), including the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated December 2, 2024.

Filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 is being filed solely to amend “Item 4. Terms of the Transaction” under the caption “Material Terms” to reflect the final results of the Offer. Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO other than as specifically provided herein.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended to add the following:

“The Offer expired at 9:00 p.m., Pacific Time, on December 30, 2024. Pursuant to the terms and conditions of the Offer, as of the expiration of the Offer, 64 Eligible Employees tendered, and the Company accepted for cancellation, Eligible Options to purchase a total of 2,693,873 shares of the Company’s common stock, representing approximately 80.3% of the total shares of common stock underlying the Eligible Options. All surrendered options were cancelled following the expiration of the Offer on the same calendar day as the expiration date, and immediately thereafter, in exchange therefor, the Company granted, on the same calendar day as the expiration date, New Options to purchase an aggregate of 2,155,095 shares of the Company’s common stock pursuant to the terms of the Offer and the Company’s Amended and Restated 2020 Equity Incentive Plan.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALX ONCOLOGY HOLDINGS INC.

/s/ Jason Lettmann
Jason Lettmann
Chief Executive Officer

Date: December 31, 2024